Contact

www.linkedin.com/in/rikwalsh (LinkedIn)
www.tmdynamics.com (Company)
rikw-travelmarketingdynamics.blogspot.co (Blog)
cirqplus.com (Company)

Top Skills

Strategic Planning
Marketing Management
Social Media Marketing

Languages

French

Richard Walsh

President CIRQ+
Gainesville, Georgia, United States

Summary

The CIRQ+ service is a result of extensive surveys and analytics with hotels around the world. I am pleased to introduce you to CIRQ the only future proof in-room guest controlled device that aggregates all in-room guest needs. It is easily installed, maintained and updated with new technology services. CIRQ+ transforms any hotel room into a SMART ROOM for the BEST GUEST experience, plus significant benefits for your hotel that include significant cost savings on energy costs.

CIRQ+ is a cloud-based technology system combined with a modular and future-ready platform that bridges the gap between guest comfort and engagement while delivering state-of-the-art energy controls to reduce property operating costs.

I am happy to announce that we are launching our most current system updates to CIRQ+ at HiTec June 18 to 21 in Houston.

Experience

CIRQ+
President
April 2016 - Present (6 years 8 months)
Scottsdale, AZ

We provide a unified technology platform that consolidates multiple in-room solutions and services into one manageable offering -- power charging (Qi) wireless charging, (hi-voltage, low voltage), instant-on clock/alarm, Wi-Fi, Bluetooth Audio/stereo speakers, temperature controls, hotel services and more -- into a single in-room device. visit www.cirqplus.com

Travel Marketing Dynamics
CEO & Founder
February 1995 - Present (27 years 10 months)
Atlanta , GA

We provide custom strategies for hotels transitioning to smart technology solutions for guest relations and cost reductions.

IBC Hotels
V.P. Business Development
March 2016 - September 2016 (7 months)

IBC is an industry leader in providing marketing services for independent hotels, resorts and boutique properties. Our services are a cost effective marketing solution or a productive addition to existing services. The goal is to deliver new direct bookings at a competitive cost for our hotel members.

SuitePad
U.S. Partner
February 2015 - January 2016 (1 year)
Atlanta, GA

Consultative sales & marketing of innovative custom applications on tablets for hotel rooms. Applications provide remote TV controls, multiple newspapers, internal communications, reviews, bookings, a service directory and more

SharingXchange Inc.
Co-Founder and President
2012 - 2016 (4 years)

Solutionz
Marketing Business Development Consultant
April 1995 - December 2014 (19 years 9 months)
Atlanta GA

Consulted on marketing strategies for Las Vegas casino and development of new online services for targeted markets.

Lodging Interactive
Vice President Business Development
July 2006 - October 2012 (6 years 4 months)

Search and Social Marketing Services Sales Development and Management

Vizergy
Vice President Sales & Marketing
January 2002 - September 2004 (2 years 9 months)

Specializing in hospitality Internet reservations systems and online marketinng. The company provided website design, Search Engine Marketing Management and a hotel website booking engine.

Innovata, LLC

Founder & President

1997 - 2001 (4 years)

Innovata was created from a print operation that aggregated airline schedules for printed airline timetables. Data aggregation expanded to include hotels, rail and car rental services and we added over 750 additional airlines to provide their schedule changes.

Accenture Consulting Services

Consultant

February 1994 - January 1997 (3 years)

Fairfield CT

Strategic planning and marketing consulting for travel related businesses.

Amadeus USA

President USA Operations

1990 - 1993 (3 years)

Launched North American opations and established a new customer base leading up to the acquisition of System One.

AVIS Wizcom

Vice President Business Development

April 1988 - September 1990 (2 years 6 months)

Managed the sales of our custom development of interfaces between hotel brands and association CRS and the GDS. Plus, managed a team of sales people selling telecommunications reselling and packing of commercial services.

Reed Elsevier

Vice President Business Development

October 1985 - April 1988 (2 years 7 months)

Published print directories of airline schedules and hotel directories. Also, developed an electronic directory service during my tenure.

Air France

Director Ecommerce Marketing

April 1970 - July 1985 (15 years 4 months)

Developed and trained how to utilize the Central Reservation Systems to our advantage as they were developing as the most important sales channel with the travel agents. I also initiated methods for marketing via personal networks and message board prior to the introduction of the Internet.

Procter & Gamble
Regional Sales Manager
March 1965 - August 1970 (5 years 6 months)
Battle Creek, MI

B2B health and beauty aids sales

Education

Western Michigan University
Secondary Education and Teaching

Yale University
None, Business Management - eCommerce · (1981 - 1982)

Bentley College
Master of Business Administration (M.B.A.), Business · (1980 - 1981)

University of Miami
None, English Masters Studies · (1977 - 1978)

Western Michigan University
BA, English, mass communications and secondary education · (1970 - 1975)